NEWS RELEASE                                      EXHIBIT 20.8

FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
07/23/98                                    (630) 378-7504


          TELLABS AND COHERENT TO COMPLETE MERGER

Lisle, Ill. -- Tellabs, Inc., and Coherent Communications Systems Corporation have been advised by the staff of the Antitrust Division of the U.S. Department of Justice that the Division has completed its review of the merger of Tellabs and Coherent and has determined to take no further action. Consequently, Tellabs and Coherent anticipate closing their merger in early August.

Coherent Communications Systems Corporation designs, manufactures and markets echo cancellation and conferencing products for major international telecommunications companies, cellular and PCS providers, network operators, and Fortune 500 companies.

Tellabs designs, manufactures, markets and services voice and data transport and network access systems. The company's products are used worldwide by the providers of communications services. Tellabs stock is listed on the NASDAQ stock market (TLAB).